Exhibit 99.1

Fortuna announces positive construction decision for its Lindero gold Project in

Salta, Argentina

(All dollar amounts are expressed in US dollars unless otherwise indicated)

Vancouver, September 21, 2017— Fortuna Silver Mines Inc. (NYSE: FSM) (TSX: FVI) is pleased to announce today that the Board of Directors of the Company has made a positive construction decision for the 100% owned Lindero gold Project located in the Province of Salta, Argentina. In July 2016, Fortuna completed the acquisition of Goldrock Mines Corp. whose principal asset was the Lindero Project (see Fortuna news release dated July 28, 2016). Lindero has an approved environmental impact study and has been granted all major permits for the construction of an 18,750 tpd open pit, heap leach gold mine.

Jorge Ganoza, President, CEO and Director, commented, “With a base case IRR1 of 18% and a 3.6 year payback, we have delivered a strong project greatly derisked technically and financially that will contribute low cost gold production over its 15 years of operation. Initial capital of $239 million is going to be comfortably funded from our approximately $190 million cash position, available lines of credit and projected cash flows. We do not envision accessing equity capital markets or having to take hedge positions for this project.” Mr. Ganoza continued, “The optimization work conducted over the past year has captured opportunities for improved metallurgical recovery and reduced leach time. At the same time, technical risks have been mitigated on the process side by bringing in a SART2 plant, ore agglomeration and a conveyor stacking system to year one.” Mr. Ganoza added, “Under our construction plan, detailed engineering and site activities are expected to commence next month with commissioning expected in the second quarter of 2019.” Mr. Ganoza concluded, “In the first year of full production, Lindero will take Fortuna’s annual production to approximately 9 million ounces of silver and 190,000 ounces of gold or 340,000 gold equivalent2 ounces.”

Figures reported in this news release supersede those stated in the Goldrock 2016 Feasibility Study. An updated feasibility study technical report will be filed on SEDAR at www.sedar.com and posted on our website at https://www.fortunasilver.com/mines-and-projects/technical-reports/ within forty-five days from the date of this news release.

Notes:

1.	IRR: Internal Rate of Return
2.	SART: Sulphidization-Acidification-Recycle-Thickening
3.	Gold equivalent ounces calculated using a gold to silver ratio of 1 to 60

Life of Mine Highlights

Production
Mine life[1] (years)	15
Annual ore placed in leach pad (Mt)	6.75
Strip ratio (waste to ore)	1.2
Head grade (g/t)	0.62
Recovery (%)	75
Gold recovered to doré (Moz)	1.3
Average annual gold recovered to doré[2] (koz)	96
Peak annual gold recovered to doré (koz)	138
AISC[3] ($/oz Au)	802
Initial capital ($ M)	239
Sustaining capital ($ M)	105

Base Case Economics
Gold price ($)	1,250
Exchange rate (ARS[4]: USD)	17.80
After-tax NPV[5] @ 5% ($ M)	130
After-tax IRR[6] (%)	18
Payback period[7] (years)	3.6

Notes:

1.	Includes 20 months of heap rinsing of gold inventory
2.	Average over years 1 – 13. Does not include gold from heap rinsing.
3.	All-In Sustaining Cash Cost
4.	Argentine Peso
5.	Net Present Value; considers initial capital in one single annual period; excludes High-Pressure-Grinding-Roller (HPGR) acquired upon the acquisition of Goldrock Mines Corp.
6.	Considers initial capital in one single annual period; excludes High-Pressure-Grinding-Roller (HPGR) acquired upon the acquisition of Goldrock Mines Corp.
7.	Payback based on undiscounted cash flow

The Lindero porphyry gold system remains open at depth below the current pit shell of reserves and resources with high grade drill intercepts bottoming on mineralization. The nearby Arizaro porphyry system, located within the Lindero concession, is a near term exploration target discussed, along with Lindero and other exploration prospects, in the Brownfields Exploration Opportunities section in this news release.

Lindero After-Tax Economics Sensitivity Analysis

Gold Price ($/oz)	NPV @ 5% ($ M)	IRR (%)	Payback Period (Years)
1,150	68	12	4.7
1,250	130	18	3.6
1,350	192	23	3.1
1,450	253	28	2.4

Mineral Reserves and Resources

Mineral Reserves and Resources are reported as of September 9, 2017 based on 132 diamond drill holes totaling 37,897 meters and the addition of 12 new holes drilled by Fortuna in 2016 totaling 4,462 meters. The estimates incorporate a revised geological interpretation and updated metallurgical recoveries, metal prices and estimated operating costs.

Mineral Resource estimation involved the usage of drill hole samples in conjunction with surface mapping to construct three-dimensional wireframes defining lithologic, alteration, and grade domains. Samples were selected inside these wireframes, coded, composited and top cut. Boundaries were treated as hard, firm or soft based on statistical and geostatistical analysis. Gold and copper grades were estimated by ordinary kriging into a geological block model consisting of 10 m x 10 m x 4 m selective mining units representing each domain. Estimated grades were validated globally, locally, and visually prior to classification and are reported above a 0.20 g/t Au cut-off grade within a conceptual pit shell.

Mineral Reserve estimates have considered only Measured and Indicated Mineral Resources as only these categories have sufficient geological confidence to be considered Mineral Reserves. Subject to the application of certain economic and mining-related qualifying factors, Measured Resources may become Proven Reserves and Indicated Resources may become Probable Reserves.

Mineral Reserves - Proven and Probable					Contained Metal
		Tonnes	Au	Cu	Au
Property	Classification	(000)	(g/t)	(%)	(koz)
	Proven	26,009	0.74	0.11	618
Lindero, Argentina	Probable	62,263	0.57	0.11	1,131

	Proven + Probable	88,272	0.62	0.11	1,749

Mineral Resources					Contained Metal
Property	Classification	Tonnes (000)	Au (g/t)	Cu (%)	Au (koz)
	Measured	610	0.24	0.06	5
Lindero, Argentina	Indicated	11,897	0.24	0.07	92
	Measured + Indicated	12,507	0.24	0.07	97

	Inferred	5,700	0.36	0.10	65

Notes:

1.	Mineral Reserves and Resources are as defined by CIM Definition Standards on Mineral Resources and Mineral Reserves
2.	Mineral Resources are exclusive of Mineral Reserves
3.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability
4.	There are no known legal, political, environmental, or other risks that could materially affect potential development of the Mineral Resources or Mineral Reserves at Lindero
5.	Mineral Resources and Mineral Reserves for Lindero are reported as of September 9, 2017
6.

Mineral Reserves for Lindero are reported based on open pit mining within designed pit shells based on variable gold cut-off grades and gold recoveries by metallurgical type. Met type 1 cut-off 0.27 g/t Au, recovery 75.4%; Met type 2 cut-off 0.26 g/t Au, recovery 78.2%; Met type 3 cut-off 0.26 g/t Au, recovery 78.5%; and Met type 4 cut-off 0.30 g/t Au, recovery 61.7%. The cut-off grades and pit designs are considered appropriate for long term gold prices of $1,250/oz

7.

Lindero Mineral Resources are reported within a conceptual pit shell above a 0.2 g/t Au cut-off grade using a long-term gold price of $1,250/oz, mining costs at $1.67 per tonne of material, with total processing and process G&A costs of $7.84 per tonne of ore and an average process recovery of 75%. The refinery costs net of pay factor were estimated to be $6.90 per ounce of gold. Slope angles are based on 3 sectors (39°, 42°, and 47°) consistent with geotechnical consultant recommendations

8.

Eric Chapman, P.Geo. (APEGBC #36328) is the Qualified Person for resources and Edwin Gutierrez (SME Registered Member #4119110RM) is the Qualified Person for reserves, both being employees of Fortuna Silver Mines Inc.

9.	Totals may not add due to rounding procedures

Lindero Initial Capital Costs

The fully scoped initial capital cost is estimated at $239 million including $19 million for owner operated mining fleet and $24 million for contingencies. Estimated capital costs are based on the cost environment in Argentina for the first semester of 2017. Sustaining capital for the project is estimated at $105 million.

Initial Capital Costs

Description	($ M)
Road infrastructure	2
Mine equipment and development	22
Crushing	26
Agglomeration	9
Leach pad	27
Stacking and solution handling	18
ADR[1], electrowinning and refinery	13
SART plant	22
Laboratories	3
Power distribution	3
Camp and ancillary facilities	15
Water supply and distribution	10

Total Direct Costs	169

Commissioning	2
Construction indirect costs (catering, temporary camps, energy, etc.)	8
Spare parts	2
Owner’s cost	19
EPCM[2]	16
Contingency	24

Total Indirect Costs	70

Total Construction CAPEX[3]	239

Pre-production operating expenses	10
Capital credit net of taxes	(14)
Working capital	4

Total Initial Capital	239

Notes:

1.	ADR: Adsorption, Desorption and Recovery
2.	EPCM: Engineering, Procurement, Construction and Management
3.	CAPEX: Capital Expenditure; excludes High-Pressure-Grinding-Roller (HPGR) acquired upon the acquisition of Goldrock Mines Corp.
4.	Totals may not add due to rounding

Life of Mine Capital

Description	($ M)
Mine equipment	42
Leach pad second phase	29
Closure	35

Sustaining CAPEX	105

ADR expansion	8

Sustaining + Expansion CAPEX	113

Note: Totals may not add due to rounding

Lindero Operating Costs

Lindero cost estimates consider an owner operated mining fleet and on-site diesel power generation provided by a contractor. Estimated electricity cost is $0.21 per kilowatt hour with a diesel cost of $2.20 per gallon.

Life of Mine Operating Costs

Description	Cash Cost per tonne of Processed Ore ($/t)	Cash Cost per ounce ($/oz)
Mine	2.5	166
Plant	5.5	371
General services	1.2	80
Administrative services mine	0.9	64
Distribution and gold refining costs	0.2	12

Cash Cost	10.3	692

Copper credits	—	(34)

Cash Cost net of by-product credits	—	658

General and administrative	—	35
Royalties and other taxes	—	29
Sustaining capital	—	81

AISC	—	802

Note: Totals may not add due to rounding

Metallurgical Testing and Mineral Processing

Metallurgical Testing

The Lindero project has an extensive body of metallurgical investigation comprised of several phases of test work as indicated in the Goldrock 2016 Technical Report (see 2016 Goldrock Technical Report). Since September 2016, Fortuna has carried out complementary metallurgical test work in the areas of comminution, heap permeability and cement agglomeration, gold extraction in column tests, and copper removal with SART technology with the purpose of confirming and optimizing process design criteria.

The table below shows key gold extraction results for 10-meter columns from laboratory test work, carried out in the first semester of 2017, on material cured in a cyanide solution and agglomerated. A 4% deduction has been accounted for design purposes when going from laboratory results to the field.

Key Gold Extraction Results for 10-meter Columns

			Gold Extraction
Met Type	Met Type Description	Met Type in Reserve Estimation (%)	Laboratory (%)	Field (%)
1	Fresh intrusive	63	79.4	75.4
2	Oxide porphyry	20	83.0	79.0
3	Fresh porphyry	9	82.7	78.7
4	Sediments	8	72.8	68.8

		Weighted average:	79.9	75.9

Optimization of the process design has confirmed the benefit of the use of a High-Pressure-Grinding-Roller (HPGR), the inclusion of cyanide cure of ore, and copper removal/ cyanide recovery with a SART plant. Results indicate that these components allow for improved gold leaching kinetics and effective extraction of copper from the pregnant solution.

Mineral Processing

Ore will be crushed at a nominal rate of 18,750 tpd using a three-stage crushing system including a HPGR in the tertiary stage. A final crush size of P80 6.0 millimeter is projected. The crushed product will be agglomerated and cured with a cyanide solution and then conveyed to the leach pad. A mobile conveying and stacking system will be used to stack ore in 10 meter high lifts. Life of mine (LOM) leach pad area is projected at 105 hectares with a maximum height of 100 meters. Leaching will be carried in two stages with a first stage of 30 days and a second stage of 60 days.

The gold pregnant solution will be pumped at a rate of 400 cubic meters per hour to a SART plant, where copper content in solution will be precipitated in order to maintain copper levels below 400 parts per million in the solution. The project contemplates an expansion of the pregnant solution flow rate from 400 cubic meters per hour to 600 cubic meters per hour in year four with the objective of reducing inventory of gold ounces in the heap at the end of mining.

Following the SART plant, the pregnant solution will go to an ADR plant and then to electrowinning and refining where gold will be poured in doré bars. Life of mine recovery is estimated at 75%.

Mining

Lindero will be an owner operated conventional open pit mining operation with a nominal rate of 18,750 tpd of ore and a life of pit operations of 13 years using existing reserves. The ratio of waste to ore over LOM is 1.2 to 1. The key mining fleet equipment will be initially composed of six 100 ton trucks and two 17 cubic yard wheel loaders.

In the initial two years, the operation will benefit from mining the higher grade outcropping portion of the deposit, with an average head grade of 0.90 g/t Au, and a low strip ratio of 0.77 to 1. For the initial four years, the average head grade is projected at 0.77 g/t Au and a strip ratio of 1 to 1.

Mining costs benefit from short haul distances from the pit to the primary crusher and waste dumps. Maximum distances are in the range of 2 kilometers. LOM direct mine cost is estimated at $1.1 per tonne moved.

Refer to the appendix for LOM annual production plan.

Environmental Studies and Permitting

All necessary permits have been granted by the Salta provincial government for the development of Lindero as an open pit, heap leach gold mine.

In November 2010, Mansfield Minera (subsidiary of Fortuna) submitted an Environmental Impact Assessment (EIA) for the Lindero Project, and in November 2011 received approval through the issue of the Declaración de Impacto Ambiental. Approval of the EIA represents formal approval for mine construction, allowing excavation to proceed. Environmental law requires that the EIA be updated biannually with the current report submitted in December 2015 and an updated report planned for submission in March 2018.

In addition, a formal public declaration of support for the Lindero development has been issued by the provincial government, recognizing Lindero as the priority development project for the Salta province.

Key Infrastructure

Access Roads and Site Access

Lindero is located 260 kilometers due west of the city of Salta, the main service center for the project and the region. Drive time from Salta to the project is approximately 7.5 hours over a road distance of 420 kilometers with good year round access.

The project site infrastructure has a compact layout footprint of approximately 60 hectares.

Power Supply

Power will be generated on-site by a contractor through an 8 MW capacity diesel oil plant.

Water Supply

Process water requirements are 105 cubic meters per hour and will be sourced from two existing wells located 13 kilometers south east from the project site. An additional well is required and will be drilled as part of construction activities.

Camp Facilities

A permanent accommodation camp for 320 beds will be built for the LOM operation. For the construction period, temporary accommodations will be implemented to accommodate the peak of construction manpower estimated at 600 people.

Brownfields Exploration Opportunities

Arizaro Gold-Copper Porphyry System

The Arizaro Project is located within the Lindero mining concession, 3.2 kilometers southeast of the Lindero Project. Historic work has included regional and local mapping, trenching with surface rock-chip sampling (27 trenches, 6,568 total meters, 495 samples) and drilling (8,854 meters, 29 core holes) completed over four campaigns (2002 and 2010-2013). Drill results include hole ARD-24 intersecting 160 meters averaging 0.64 g/t Au, including 104 meters averaging 0.82 g/t Au.

Drill Hole Highlights

Drill Hole	Azimuth (°)	Dip (°)	From (m)	To (m)	Interval (m)	Au (g/t)	Cu (%)
ARD-13	235	-86	12	180	168	0.61	0.22
including			100	130	30	1.81	0.40
ARD-21	348	-70	20	359	339	0.43	0.17
including			28	122	94	0.66	0.18
ARD-24	270	-78	90	250	160	0.64	0.24
including			120	224	104	0.82	0.26

Since August 2016, Fortuna has completed the following work at the Arizaro project aimed at geologic re-interpretation of the porphyry system and identifying near surface gold resources that could materially add economic benefit to the Lindero Project:

•	Relogging of 8,817 meters (29 drill holes) of historic core— similar geology, alteration and mineralization are found at both Lindero and Arizaro

•	Remapping (1:2,000 scale) of the entire surface area from immediately southeast of Lindero to and including the historic drilling at Arizaro

•

Submission of 321 samples from historic core pulps for soluble copper (SolCu) analyses with resulting data to be used as a precursor to designing possible future metallurgical testing and subsequent, shallow drilling at Arizaro

Lindero Gold Mineralization Open at Depth

The Lindero porphyry gold system remains open at depth below the pit shell constrained reported reserves and resources. An area of interest has been identified by Fortuna during the drilling campaign carried out in 2016 with drill hole LDH-126 encountering 0.97 g/t Au over a 38 meter interval. This is supported by historical drilling from 2007 including drill hole LDH-86 averaging 1.06 g/t Au over a 52 meter interval which bottomed in mineralization. This is an area of high grade gold mineralization worthy of additional exploration at depth.

Drill Hole Highlights

Drill Hole	Azimuth (°)	Dip (°)	From (m)	To (m)	Interval (m)	Au (g/t)	Cu (%)
LDH-72	170	-61	380	473.05	93.05	0.57	0.13
including			456	473.05	17.05	0.74	0.15
LDH-76			380	442	62	0.90	0.13
including	50	-61	410	418	8	1.01	0.15
			428	438	10	1.66	0.16
LDH-86			298	452.01	154.01	0.94	0.16
including	126	-59	306	328	22	1.25	0.30
			400	452.01	52.01	1.06	0.14
LDH-126	222	-65	444	482	38	0.97	0.11
including			458	474	16	1.27	0.14

Other Prospects

Exploration work to date on the Lindero concession has been focused on outcropping porphyry mineralization. The Company will evaluate the property for mineralization beyond the two known porphyry systems at Lindero and Arizaro. For example, alteration zones and silica structures located within our concessions, 2.5 kilometers due south of the Lindero project site remain open for evaluation.

Exploration of these areas, as well as the Arizaro system, will become priorities upon commencement of production at Lindero.

Quality Assurance & Quality Control

Following detailed geological and geotechnical logging, drill core samples are split on-site by diamond sawing. One-half of the core is submitted to a certified laboratory with the remaining half core retained on-site for verification and reference purposes. Core sampled between 2005 and 2010 were submitted to the ACME Laboratory in Mendoza, Argentina with core sampled in 2016 being submitted to the ALS Chemex Laboratory in Mendoza. Following preparation, the samples are assayed for gold by standard fire assay methods. The QA-QC program includes the blind insertion of certified reference standards and assay blanks at a frequency of approximately 1 per 20 normal samples as well as the inclusion of duplicate samples for verification of sampling and assay precision levels.

Qualified Persons

Geoff Allard, Professional Engineer (Arizona Registration Number 49711), is a Qualified Person as defined by National Instrument 43-101. Metallurgical testing has been under the direction of Mr. Allard who has reviewed the metallurgical statements in this news release and concludes that they are an accurate representation of the metallurgical work to date.

Eric N. Chapman, M.Sc., Vice President of Technical Services, is the Qualified Person for Fortuna Silver Mines Inc. as defined by National Instrument 43-101. Mr. Chapman is a Professional Geoscientist of the Association of Professional Engineers and Geoscientists of the Province of British Columbia (Registration Number 36328) and is responsible for ensuring that the information contained in this news release is an accurate summary of the original reports and data provided to or developed by Fortuna Silver Mines.

About Fortuna Silver Mines Inc.

Fortuna is a growth oriented, precious metals producer focused on mining opportunities in Latin America. Our primary assets are the Caylloma silver Mine in southern Peru, the San Jose silver-gold Mine in Mexico and the Lindero gold Project in Argentina. The company is selectively pursuing acquisition opportunities throughout the Americas and in select other areas. For more information, please visit our website at www.fortunasilver.com.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO and Director

Fortuna Silver Mines Inc.

Trading symbols: NYSE: FSM | TSX: FVI

Investor Relations:

Carlos Baca- T (Peru): +51.1.616.6060, ext. 0

Forward looking Statements

This news release contains forward looking statements which constitute “forward looking information” within the meaning of applicable Canadian securities legislation and “forward looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 (collectively, “Forward looking Statements”). All statements included herein, other than statements of historical fact, are Forward looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward looking Statements. The Forward looking Statements in this news release may include, without limitation, statements about the Company’s plans for its mines and mineral properties; the Company’s business strategy, plans and outlook; the merit of the Company’s mines and mineral properties; mineral resource and reserve estimates; timelines; the future financial or operating performance of the Company; expenditures; approvals and other matters. Often, but not always, these Forward looking Statements can be identified by the use of words such as “estimated”, “potential”, “open”, “future”, “assumed”, “projected”, “used”, “detailed”, “has been”, “gain”, “planned”, “reflecting”, “will”, “containing”, “remaining”, “to be”, or statements that events, “could” or “should” occur or be achieved and similar expressions, including negative variations.

Forward looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward looking Statements. Such uncertainties and factors include, among others, changes in general economic conditions and financial markets; changes in prices for silver and other metals; technological and operational hazards in Fortuna’s mining and mine development activities; risks inherent in mineral exploration; uncertainties inherent in the estimation of mineral reserves, mineral resources, and metal recoveries; governmental and other approvals; political unrest or instability in countries where Fortuna is active; labor relations issues; as well as those factors discussed under “Risk Factors” in the Company’s Annual Information Form. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward looking Statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Forward looking Statements contained herein are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to expectations regarding mine production costs; expected trends in mineral prices and currency exchange rates; the accuracy of the Company’s current mineral resource and reserve estimates; that the Company’s activities will be in accordance with the Company’s public statements and stated goals; that there will be no material adverse change affecting the Company or its properties; that all required approvals will be obtained; that there will be no significant disruptions affecting operations and such other assumptions as set out herein. Forward looking Statements are made as of the date hereof and the Company disclaims any obligation to update any Forward looking Statements, whether as a result of new information, future events or results or otherwise, except as required by law. There can be no assurance that Forward looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on Forward looking Statements.

Cautionary Note to United States Investors Concerning Estimates of Reserves and Resources

Reserve and resource estimates included in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy, and Petroleum Definition Standards on Mineral Resources and Mineral Reserves. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for public disclosure by a Canadian company of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (“SEC”), and reserve and resource information contained in this news release may not be comparable to similar information disclosed by U.S. companies. In particular, the term “resource” does not equate to the term “reserves”. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.

The SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC. You are cautioned not to assume that resources will ever be converted into reserves. You should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. You should also not assume that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. You are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth in this news release may not be comparable with information made public by companies that report in accordance with U.S. standards.

Appendix

LOM Annual Production Plan

	Yr. 1	Yr. 2	Yr. 3	Yr. 4	Yr. 5	Yr. 6	Yr. 7	Yr. 8	Yr. 9	Yr. 10	Yr. 11	Yr. 12	Yr. 13	Yr. 14	Yr. 15	LOM
Ore placed in heap (Mt)	6.7	6.8	6.8	6.8	6.8	6.8	6.8	6.8	6.8	6.8	6.8	6.6	6.6	—	—	87.5
Waste (Mt)	6.8	7.3	8.2	10.3	10.2	10.4	8.8	8.5	10.7	9.9	7.2	8.6	2.8	—	—	109.8
Strip ratio (W:O)	0.8	0.8	1.1	1.7	1.7	2.4	1.3	1.2	2.0	1.3	1.2	1.3	0.4	—	—	1.2
Head grade (g/t)	0.94	0.86	0.66	0.63	0.56	0.49	0.58	0.54	0.50	0.59	0.52	0.56	0.60	—	—	0.62
Gold recovered to doré (koz)	137	138	104	115	88	80	90	85	80	83	84	88	81	33	17	1,302
AISC ($)	528	537	1,041	691	854	975	839	896	943	934	874	842	860	502	1,168	802